FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2016

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

16 Grigoriou Lambraki Street, 2nd Floor
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K (this "Report") as Exhibit 1 is a copy of the press release of Seanergy Maritime Holdings Corp. (the "Company") dated January 7, 2016, announcing the Company's determination to effect a one-for-five reverse split of the Company's common stock (the "Reverse Stock Split").

Attached to this Report as Exhibit 3.7 is a copy of the Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, filed with the Registrar of Corporations of the Republic of the Marshall Islands on January 7, 2016 for the Reverse Stock Split to be effective on January 8, 2016.

Attached to this Report as Exhibit 4.1 is a copy of the new form of share certificate for the Company's post-Reverse Stock Split shares of common stock.

This Report and the exhibits attached hereto are hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-166697) filed with the U.S. Securities and Exchange Commission (the "SEC") with an effective date of May 19, 2010, the Company's registration statement on Form F-3 (File No. 333-169813) filed with the SEC with an effective date of November 12, 2010 and the Company's registration statement on Form F-3 (File No. 333-205301) filed with the SEC with an effective date of August 14, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP. (Registrant)
Dated: January 7, 2016
/s/ Stamatis Tsantanis By: Stamatis Tsantanis Chief Executive Officer

EXHIBIT 1

SEANERGY MARITIME HOLDINGS CORP.
 ANNOUNCES REVERSE STOCK SPLIT
January 7, 2016 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ:SHIP) announced today that the Company's Board of Directors (the "Board") has determined to effect a 1-for-5 reverse split of the Company's common stock. At a special meeting of shareholders held on September 16, 2014, the Company's shareholders approved the reverse stock split by a ratio of not less than 1-for-2 and not more than 1-for-15 and granted the Board the authority to determine the exact split ratio and proceed with the reverse stock split. The Board of Directors approved the reverse stock split on December 22, 2015.
The reverse stock split will be effective and the common stock will begin trading on a split-adjusted basis on the NASDAQ Capital Market at the opening of trading on January 8, 2016. When the reverse stock split becomes effective, every five shares of the Company's issued and outstanding common stock will be automatically combined into one issued and outstanding share of common stock without any change in the par value per share or the total number of authorized shares. This will reduce the number of outstanding shares of the Company's common stock from 97,612,971 shares to approximately 19,522,594 shares.
No fractional shares will be issued in connection with the reverse stock split. Shareholders who would otherwise hold a fractional share of the Company's common stock will receive a cash payment in lieu of such fractional share.
Shareholders with shares held in book-entry form or through a bank, broker, or other nominee are not required to take any action and will see the impact of the reverse stock split reflected in their accounts on or after January 8, 2016. Such beneficial holders may contact their bank, broker, or nominee for more information. Shareholders with shares held in certificated form will receive instructions from the exchange agent, Continental Stock Transfer & Trust Company, as to how to exchange existing share certificates for new certificates representing the post-reverse split shares.
Additional information about the reverse stock split can be found in the Company's proxy statement furnished to the Securities and Exchange Commission on August 7, 2014, a copy of which is available at www.sec.gov.
About Seanergy Maritime Holdings Corp.
Seanergy Maritime Holdings Corp. is an international provider of marine dry bulk shipping services through the ownership and operation of dry bulk vessels. The Company is registered in the Marshall Islands with executive offices in Athens, Greece and an office in Hong Kong.
The Company currently owns a modern fleet of a total of eight dry bulk carriers, six Capesizes and two Supramaxes, with a combined cargo-carrying capacity of approximately 1,145,553 DWT and an average fleet age of about 7.1 years.
The Company's common stock trades on the Nasdaq Capital Market under the symbol "SHIP."

Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of Securities and Exchange Commission ("SEC") and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
For further information please contact:
Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com

EXHIBIT 3.7

# ARTICLES OF AMENDMENT

# OF

# SEANERGY MARITIME HOLDINGS CORP.

**Reg. No. 27721**

**REPUBLIC OF THE MARSHALL ISLANDS**

**REGISTRAR OF CORPORATIONS**

**DUPLICATE COPY**

The original of this Document was filed in accordance with Section 5 of the Business Corporations Act on

**NON RESIDENT**

January 7, 2016

Deputy Registrar

ARTICLES OF AMENDMENT
TO THE
AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
SEANERGY MARITIME HOLDINGS CORP.
PURSUANT TO SECTION 90 OF
THE MARSHALL ISLANDS BUSINESS CORPORATIONS ACT
I, Stamatis Tsantanis, as the Chief Executive Officer of Seanergy Maritime Holdings Corp., a corporation incorporated under the laws of the Republic of the Marshall Islands (the "Corporation"), for the purpose of amending the Amended and Restated Articles of Incorporation of said Corporation pursuant to Section 90 of the Business Corporations Act, as amended, hereby certify:
1.	The name of the Corporation is: Seanergy Maritime Holdings Corp.
2.	The Articles of Incorporation were filed with the Registrar of Corporations as of the 4th day of January, 2008, were amended and restated in their entirety as of the 11th day of July, 2008, and were further amended as of the 17th day of July, 2009, the 22nd day of July, 2010, the 17th day of June, 2011 and the 4th day of August, 2011.
3.	Paragraph FOURTH of the Amended and Restated Articles of Incorporation, as further amended, is hereby deleted in its entirety and replaced with the following:
"FOURTH: The aggregate number of shares of capital stock that the Corporation shall have the authority to issue is five hundred and twenty five million (525,000,000) consisting of the following:
(1)  five hundred million (500,000,000) registered shares of common stock with a par value of US $0.0001 per share.
(2)  twenty five million (25,000,000) registered shares of preferred stock ("preferred shares"), with a par value of US $0.0001 per share. The Board of Directors (the "Board") is expressly granted the authority to issue preferred shares and to establish such series of preferred shares and with such designations, preferences and relative participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolutions providing for the issue of such preferred shares and without further vote or action by the shareholders.

Effective with the commencement of business on January 8, 2016, the Corporation has effected a 1 for 5 reverse stock split as to its issued and outstanding common stock, pursuant to which the number of issued and outstanding shares of common stock shall decrease from 97,612,971 to 19,522,594 as adjusted for the cancellation of fractional shares and which may be further adjusted for the cancellation of fractional shares. The reverse stock split shall not change the number of registered shares of common stock the Corporation is authorized to issue or the par value of the common stock. The stated capital of the Corporation is hereby reduced from $9,761.30 to $1,952.26 as adjusted for the cancellation of the fractional shares and which may be further adjusted for the cancellation of fractional shares, and the amount of $7,809.04 as adjusted for the cancellation of fractional shares and which may be further adjusted for the cancellation of fractional shares is allocated to surplus."
4.	All of the other provisions of the Amended and Restated Articles of Incorporation, as further amended, shall remain unchanged.
5.	This Amendment to the Amended and Restated Articles of Incorporation was approved by vote of the holders of a majority of all outstanding shares of the Corporation with a right to vote thereon at the special meeting of the shareholders of the Corporation held on September 16, 2014, and by the Corporation's Board of Directors on December 22, 2015.

IN WITNESS WHEREOF, I have executed this Fifth Amendment to the Amended and Restated Articles of Incorporation on this 7th day of January, 2016.

/s/ Stamatis Tsantanis
Name:	Stamatis Tsantanis
Title:	Chief Executive Officer

EXHIBIT 4.1

SPECIMEN
SPECIMEN

NUMBER
C

SHARES

# SEANERGY MARITIME HOLDINGS CORP.

SEE REVERSE FOR CERTAIN DEFINITIONS

CUSIP Y73760 13 7

COMMON STOCK

THIS CERTIFIES THAT:

SPECIMEN

IS THE OWNER OF

FULLY PAID AND NON-ASSESSABLE SHARES OF THE PAR VALUE OF $.0001 EACH OF COMMON STOCK OF

SEANERGY MARITIME HOLDINGS CORP.

transferable on the books of the Corporation in person or by duly authorized attorney upon surrender of this certificate properly endorsed.

This certificate is not valid unless countersigned by the Transfer Agent and registered by the Registrar.
WITNESS the facsimile seal of the Corporation and the facsimile signature of its duly authorized officer.

DATED:

SEANERGY MARITIME HOLDINGS CORP.
CORPORATE
SEAL
2008
MARSHALL ISLANDS

COUNTERSIGNED:
CONTINENTAL STOCK TRANSFER & TRUST COMPANY
NEW YORK, NY
TRANSFER AGENT

BY:

AUTHORIZED OFFICER

CHIEF EXECUTIVE OFFICER

SECRETARY

© COLUMBIA PRINTING SERVICES, LLC

## SEANERGY MARITIME HOLDINGS CORP.

The Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof of the Corporation and the qualifications, limitations, or restrictions of such preferences and/or rights. This certificate and the shares represented thereby are issued and shall be held subject to all the provisions of the Certificate of Incorporation and all amendments thereto and resolutions of the Board of Directors providing for the issue of shares of Preferred Stock (copies of which may be obtained from the secretary of the Corporation), to all of which the holder of this certificate by acceptance hereof assents.

*The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:*

*TEN COM - as tenants in common*
*TEN ENT - as tenants by the entireties*
*JT TEN - as joint tenants with right of survivorship and not as tenants in common*

*UNIF GIFT MIN ACT - ....................Custodian....................*
*(Cust) (Minor)*
*under Uniform Gifts to Minors Act ....................................................*
*(State)*

*Additional abbreviations may also be used though not in the above list.*

*For value received,________________________ hereby sell, assign and transfer unto*

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER(S) OF ASSIGNEE(S)

| |
|---|
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________________________________________________

(PLEASE PRINT OR TYPE NAME(S) AND ADDRESS(ES), INCLUDING ZIP CODE, OF ASSIGNEE(S))

________________________________________________

________________________________________________

________________________________________________

*shares of the capital stock represented by the within Certificate, and do hereby irrevocably constitute and appoint*

________________________________________________ *Attorney*

*to transfer the said stock on the books of the within named Corporation with full power of substitution in the premises.*

*Dated:* ________________________

**NOTICE:** THE SIGNATURE(S) TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATSOEVER.

**Signature(s) Guaranteed**

**By** ____________________________________

The Signature(s) must be guaranteed by an eligible guarantor institution (Banks, Stockbrokers, Savings and Loan Associations and Credit Unions with membership in an approved Signature Guarantee Medallion Program, pursuant to SEC Rule 17Ad-15).

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